UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 8)

Under the Securities Exchange Act of 1934

ZOOM TELEPHONICS, INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98978K107
(CUSIP Number)

April 10, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.98978K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Estate of T. Pat Manning
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 0 shares of Common Stock.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No.98978K107

Item 1(a). Name of Issuer:

Zoom Telephonics, Inc.

Item 1(b). Address of Issuerís Principal Executive Offices:

99 High Street, Boston, Massachusetts 02110

Item 2(a). Name of Person Filing:

This statement is filed by the Estate of T. Pat Manning (the “Estate”), on behalf of T. Pat Manning (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

6 Bellerive Country Club Grounds
Town and Country, MO 63141

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e). CUSIP Number:

98978K107

CUSIP No.98978K107

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4. Ownership

(a)           Amount beneficially owned: 0

(b)
Percent of class: 0%

(c)           Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote: 0

(ii)
Shared power to vote or to direct the vote: 0

(iii)
Sole power to dispose or to direct the disposition of: 0

(iv)
Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☑

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

N/A

Item 8. Identification and Classification of Members of a Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

N/A

CUSIP No.98978K107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Estate of T. Pat Manning

Dated: April 19, 2017	By:	/s/ Audrey Manning
Audrey Manning, Executor